UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  30 March, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	30th March 2012

ALLIED IRISH BANKS, P.L.C.

Allied Irish Banks, p.l.c. ("AIB") today issues its 2011 Annual Financial Report for the year ended 31 December 2011. Please click on the following link to view:

http://www.rns-pdf.londonstockexchange.com/rns/4127A_-2012-3-29.pdf

Alternatively, this announcement is available on www.aibgroup.com/investorrelations

-ENDS-

For further information please contact:

Alan Kelly	Niamh Hennessy
Director of Corporate Affairs & Marketing	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-7721382
email: alan.j.kelly@aib.ie	email: niamh.n.hennessy@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  30 March, 2012

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.